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                                                          SEC FILE NUMBER
                                                             000-32887

                                                           CUSIP NUMBER
                                                            307014 10 0


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  FORM 10-KSB

                     FOR THE PERIOD ENDED DECEMBER 31, 2005

                                     PART I
                             REGISTRANT INFORMATION

FAMILY HOME HEALTH SERVICES INC.
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Full name of registrant

801 WEST ANN ARBOR TRAIL, SUITE 200
PLYMOUTH, MICHIGAN 48170
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Address of principal executive office (Street and number)
City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K (or 10-KSB), Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q (or 10-QSB) or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K (or 10-KSB), 20-F, 11-K, 10-Q (or 10-QSB), 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         Management could not compile financial and other data to be furnished to its independent auditors, in order for such professionals to complete a full audit and to provide accurate and complete disclosure in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, within the prescribed time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

JAMES M. MITCHELL                   (734) 414-9990
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(Name)                              (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| YES | | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| YES | | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that there will be a significant change in its results of operations reflected in the earnings statements to be included in its annual report on Form 10-KSB for the fiscal year ending December 31, 2005, to be filed with the Securities and Exchange Commission ("Commission") on or before the fifteenth calendar day following the prescribed due date ("2005 10-KSB"), as compared to those reflected in its annual report on Form 10-KSB for the fiscal year ended October 31, 2004 as filed with the Commission on December 8, 2004. As of October 31, 2004, the registrant was a "shell" company, with no full-time employees, conducting virtually no business operations. From November 1, 2004 through January 17, 2005, the registrant generated no revenues. On January 17, 2005, the registrant entered into and closed on an Ownership Exchange Agreement pursuant to which the registrant acquired Family Home Health Services, LLC, a Delaware limited liability company ("FHHS"). Upon the acquisition of FHHS, the registrant commenced operations as a provider of home healthcare services. The registrant does not anticipate that there will be a significant change in its results of operations reflected in the earnings statements to be included in its 2005 10-KSB, as compared to those reflected in its quarterly reports on Form 10-QSB filed with the Commission during fiscal year 2005.


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                        FAMILY HOME HEALTH SERVICES INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2006                                /s/ Kevin R. Ruark
     --------------                                ---------------------------
                                                   By: Kevin R. Ruark
                                                   Its: Chief Executive Officer
                                                        and President